UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:
Form 20-F ☒ Form 40-F ☐
EXHIBITS
99.1Stock Exchange announcement dated 3 March 2025 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 3 March 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.3Media release dated 3 March 2025 entitled ‘Shipping resumes at Rio Tinto’s East Intercourse Island facility at Dampier Port’.
99.4Stock Exchange announcement dated 6 March 2025 entitled ‘Rio Tinto completes acquisition of
Arcadium Lithium’.
99.5Stock Exchange announcement dated 6 March 2025 entitled ‘Rio Tinto to invest $1.8 billion to develop
Brockman mine extension in Western Australia’s Pilbara’.
99.6Stock Exchange announcement dated 6 March 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.7Stock Exchange announcement dated 6 March 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.8Stock Exchange announcement dated 7 March 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.9Stock Exchange announcement dated 12 March 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.10Media release dated 13 March 2025 entitled ‘Rio Tinto and Edify Energy sign landmark solar and battery agreement for Rio Tinto’s Gladstone operations’.
99.11Stock Exchange announcement dated 13 March 2025 entitled ‘Form 603 – Notice of initial substantial holder’.
99.12Stock Exchange announcement dated 24 March 2025 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’.
99.13Stock Exchange announcement dated 25 March 2025 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.14Media release dated 27 March 2025 entitled ‘Rio Tinto releases details of $8.4 billion of taxes and royalties paid in 2024’.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 April 2025	Date	1 April 2025